CM

06006428

SE[illegible] [illegible]ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 3 1 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

SEC FILE NUMBER
8-48163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thieme Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Third Avenue

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Stockfisch (212) 397-3900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP

(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd., Woodbury, NY 11797

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 6/8/06

OATH OR AFFIRMATION

I, Heiko Thieme, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thieme Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIEME SECURITIES, INC.
(An S Corporation)

Financial Statements
and
Supplementary Information

December 31, 2005

Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

Thieme Securities, Inc.
New York, New York

We have audited the accompanying Statement of Financial Position of Thieme Securities, Inc., (An S Corporation) as of December 31, 2005, and the related Statements of Income, Changes in Stockholder's Equity, Changes in Subordinated Borrowings and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thieme Securities, Inc. as of December 31, 2005, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital, computation for determination of reserve requirements and information relating to possession or control requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marks Paneth & Shron LLP

February 16, 2006

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Financial Position

December 31, 2005

ASSETS	
Cash	$ 11,168
Due from clearing broker	26,093
Due from related parties	1,079,731
Clearing deposit	103,801
TOTAL ASSETS	$1,220,793
LIABILITIES	
Accounts payable and accrued expenses	$ 81,228
Corporate taxes payable	3,988
	85,216
Subordinate stockholder debt	100,000
TOTAL LIABILITIES	185,216
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	307,651
Retained earnings	726,926
TOTAL STOCKHOLDER'S EQUITY	1,035,577
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,220,793

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Income

For the Year Ended December 31, 2005

REVENUES	
Commission and fee income	$ 654,211
Dividend income	2,639
Total Revenues	656,850
EXPENSES	
Professional fees	113,868
Quotation services	111,430
Rent expense	98,028
Travel and entertainment	73,479
Salaries	60,500
Directors fee	50,000
Office supplies and expense	29,931
Commissions and trader fees	23,686
Administrative and overhead expenses	2,341
Insurance	1,154
Clearing execution and exchange charges	434
Telephone	316
Total Expenses	565,167
Income Before Provision for Corporate Income Taxes	91,683
Provision for Corporate Income Taxes	13,311
Net Income	$ 78,372

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock		Additional Paid-In-	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance – January 1, 2005	10,000	$ 1,000	$ 154,000	$ 648,554	$ 803,554
Capital Contribution			153,651		153,651
Net Income	-	-	-	78,372	78,372
Sub S distribution	-	-	-	-	-
Balance – December 31, 2005	10,000	$ 1,000	$ 307,651	$ 726,926	$1,035,577

The accompanying notes to financial statements are an integral part hereof.

Thieme Securities, Inc
(An S Corporation)

Statement of Changes in Subordinated Borrowings

For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ -
Increases:	
Issuance of subordinated notes	100,000
Subordinated borrowings at December 31, 2005	$ 100,000

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 78,372
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in due from clearing broker	(15,911)
Increase in due from affiliate	(232,999)
Decrease in prepaid expenses	1,773
Increase in accounts payable and accrued expenses	29,777
Decrease in corporate payable	(2,728)
Increase in clearing deposit	(3,027)
Net cash used in operating activities	(144,743)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	153,651
Net cash provided by financing activities	153,651
NET INCREASE IN CASH	8,908
CASH - January 1, 2005	2,260
CASH - December 31, 2005	$ 11,168
SUPPLEMENTARY INFORMATION:	
Income taxes paid	$ 14,527
Interest paid	$ 7
Current amounts due to stockholder converted to subordinated debt	$ 100,000

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Thieme Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). It clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is also engaged in conducting private securities offerings for issues of corporate securities on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company earned all of its commission and fee income in the year ended December 31, 2005 from mutual funds that are managed by the Company's sole stockholder.

The Company pays an allocation of certain common office and administrative expenses to a corporation related by common ownership. Total expenses allocated to the Company during 2005 were $348,852. The Company made payments in the current and years which as of December 31, 2005 exceeded the allocated expenses by $1,079,731 and is reported as due from related parties. No interest is charged on this balance.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 3: PROVISION FOR CORPORATE INCOME TAXES

The Company elected to be treated as a Subchapter S Corporation for Federal and New York State purposes effective January 1, 1997. Therefore no provision has been made for Federal purposes, but a provision has been made for New York State and New York City income taxes as follows:

New York State Corporate Taxes	$ 100
New York City General Corporate taxes	13,211
	$ 13,311

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company net capital of $55,846 which was $50,846 in excess of its required net capital. The Company's net capital ratio was 1.526 to 1.

NOTE 5: SUBORDINATED BORROWINGS

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. If the Company can not repay such borrowings it would cause the company to not be in compliance with the net capital requirement.

THIEME SECURITIES, INC.
(An S Corporation)

Schedule of Computation of Net Capital

December 31, 2005

Total stockholder's equity	$1,035,577
Deductions:	
Receivables from affiliates	(1,079,731)
Additions:	
Subordinate stockholder debt	100,000
Net Capital	$ 55,846
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 81,228
Corporate taxes payable	3,988
Total Indebtedness	$ 85,216
Ratio of Indebtedness to Net Capital	1.526 to 1
Minimum Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirement	$ 50,846
Net Capital Per Computation Included in the Company's Unaudited FOCUS Report, Part IIA, filing at December 31, 2005	$ 63,172
Adjustment for change in:	
Receivables and prepaids	(4,858)
Payables	(2,468)
Net Capital, Per Above	$ 55,846

THIEME SECURITIES, INC.
(An S Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2005

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

THIEME SECURITIES, INC.
(An S Corporation)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder of
Thieme Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Thieme Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

February 16, 2006